Exhibit 99.3
LDK Solar Signs Wafers Supply Agreement with Mosel Vitelic, Inc.
Xinyu City, China and Sunnyvale, CA, September 27, 2007 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, announced today that it has signed a five-year contract to supply multicrystalline solar wafers to Taiwan-based Mosel Vitelic, Inc.
Under the terms of the agreement, pricing and quantity is fixed for the first three years. During this period, LDK Solar will deliver multicrystalline solar wafers to Mosel Vitelic valued at approximately US$190 million with delivery commencing in 2008.
“We are excited to have the opportunity to expand our relationship with Mosel Vitelic, Inc.,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “Mosel has excellent engineering and manufacturing capabilities and we are pleased to support their growth plans.”
“We are delighted to secure supply of high-quality silicon wafers from LDK Solar,” stated Rebecca Tang, President of Mosel Vitelic, Inc. “We look forward to enhancing our relationship with LDK as we grow our solar business globally.”
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The company’s office in the United States is located in Sunnyvale, California.
About Mosel Vitelic, Inc.
With years of experience in semiconductor IC design and process technology development, Mosel Vitelic entered the solar cell business in 2006. Mosel Vitelic delivers solar cell products for the world-wide markets through a solid foundation in research, development, manufacturing, and marketing. Mosel Vitelic also provides RF ID system products and IC wafer foundry service, specializing in power and high voltage devices. Mosel Vitelic business operations serve numerous markets including consumer, industrial, and solar power. Mosel Vitelic headquarters are in Hsinchu Science Based Industrial Park, Taiwan with a subsidiary in the United States. Mosel Vitelic has been listed in Taiwan Stock Exchange since 1995.
Safe Harbor Statement
This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although LDK Solar believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risk and uncertainties that could cause actual results to differ materially from those projected.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801